Sentry Baby Products, LLC. 2018 Balance Sheet - Unaudited

Assets:

Cash	$ 2,223.00
Inventory	$ 17,331.00
Accounts Receivable	$ 9,469.00
Other	$ 3,380.00
Total Current Assets	$ 32,403.00
Intangibles	
Total Assets	$ 32,403.00

Liabilities and SE:

Member Loans	$205,000.00
Accounts Payable	$153,944.00
Retained Earnings	($910,439.00)
Shareholders Equity	$583,898.00
Total Liabilities and SE	$ 32,403.00

Sentry Baby Products, LLC. 2018 Income Statement - Unaudited

Revenue	$ 84,964.00
COGS	$ 72,333.00
Gross Profit	$ 12,631.00
G&A	$242,469.00
Operating Income	($229,838.00)
Net Income	($229,838.00)

Sentry Baby Products, LLC. 2018 Cash Flow - Unaudited

Cash Flow from Operating Activities

Net Income	($229,838.00)
Adjustements to reconcile net loss to net cash used in operating activities:	
(Increase)/Decrease in inventory	($4,534.00)
Increase/(Decrease) in deferred revenue	$ 92,474.00

Cash Flow from Investing

Increase of intangible assets	
	$140,437.00

Cash Flow from Financing

	($1,461.00)
Cash at beginning of year	$3,684.00
Cash at end of year	$2,223.00

Sentry Baby Products, LLC. 2018 Statement of Changes in Equity - Unaudited

Balance at the beginning of the year:	$509,461.00
Capital contributed during the year:	$ 74,437.00
Net Income	($229,838.00)
Withdrawals by owners:	$0.00
Balance at the end of the year	$354,060.00

Sentry Baby Products, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2018

NOTE 1- ORGANIZATION AND NATURE OF ACTIVITIES

Sentry Baby Products, LLC ("the Company") is a limited liability company organized under the laws of the State of Colorado. The Company has developed and sells the world's first only plush animal booster car seat, Guardimals™. Kids love to ride and stay safe in these seats with their familiar pal. The company manufactures and distributes them at retail to Walmart and Amazon. The products were presented to Buy Buy Baby and Burlington's and both accounts are in the setup process with Sentry. Sales were less than expected which did not generic the cash needed for product expansion. The company is looking for additional capital and is in a joint venture discussion with a private equity firm which would consolidate serval startups in the industry and spread operational costs and product development costs.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Risks and Uncertainties

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Rent

The Company plans to occupy offices under a month to month lease that management considers an

operating lease. Because the lease can be terminated with reasonable notice, there are no future minimum payments due under the lease agreement.

Income Tax

The Company is taxed as flow through partnership, with any income subject to taxation at applicable federal rates.

The Company is subject to an inventory Tax in the State of California where is warehouse operations are contracted.

Debt

The Company has a line of credit agreement with LSQ, inc, in the form of receivables financed There were [$9469] borrowings against the line at the end of 2018 of financials. The line bears interest at [24% APR]. At the end of 2018 the company has accrued $69,043 of trade debt to vendors. In addition, the company has accrued $84,901 of credit card debt from operations.

Subsequent Events

The Company has demonstrated that the plush animal booster seats are accepted by both the child and the caregiver and has received over 90% of 5-star reviews. Even with the high acceptance level, the market is smaller than the company estimated so the addition of additional products is crucial for the company's future success.